Exhibit 2

Officers / Directors Compensation

June 1 2009

The compensation for the Officers and Directors is $4,000 per year, until the company is properly funded. Since the compensation is under valued, the company will pay the Officers and Directors the $4,000 in shares of the company at par value $.001 or any other assets that is available to GOMC.

If GOMC chooses to pay the officer and directors in shares of GOMC or any other assets in another company that GOMC owns assets of, the par value will remain the same $.00l.

GOMC agrees that the payment in stock if need be will be 4,000,000 shares of common stock which will be free trading under the rules of compensation under the S8 filing rules and guidelines.

GOMC

/s/ Michael Mitsunaga
Michael Mitsunaga: 06/01/09